UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated September 10, 2012

Commission File Number: 1-15018

Fibria Celulose S.A.

Alameda Santos, 1357 — 6th floor

01419-908, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒             Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐             No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐             No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐            No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 10, 2012

Fibria Celulose S.A.

	By:	/s/ Guilherme Perboyre Cavalcanti
	Name:	Guilherme Perboyre Cavalcanti
	Title:	CFO and IRO

2

FIBRIA CELULOSE S.A.

Corporate Taxpayer’s ID (CNPJ/MF): 60.643.228/0001-21

Company´s Registry (NIRE): 35.300.022.807

Publicly-Held Company

MINUTES OF THE EXTRAORDINARY MEETING OF

THE BOARD OF DIRECTORS

HELD ON SEPTEMBER 10th 2012

Date, time and place: Held on September 10th, 2012, at 7:00 a.m., by teleconference, at the Company’s headquarters located at Alameda Santos, No. 1357, 6th floor, in the city of São Paulo, State of São Paulo.

Call: The members of the Board of Directors in office were duly noticed in accordance with the Company’s By-laws.

Attendance: All members of the Board of Directors of the Company in office were present: Messrs. José Luciano Duarte Penido (Chairman of the Board of Directors); Alexandre Gonçalves Silva; Alexandre Silva D’Ambrósio; Carlos Augusto Lira Aguiar; Eduardo Rath Fingerl; João Carvalho de Miranda; José Armando de Figueiredo Campos; Julio Cesar Maciel Ramundo; and Raul Calfat.

Board: Mr. José Luciano Duarte Penido — Chairman.

Mrs. Claudia Elisete Rockenbach Leal — Secretary

Agenda: (i) In accordance with article 17 of the Company’s By-laws, authorizes the sale of forestry assets and real estate properties, located in the State of Rio Grande do Sul to CMPC Celulose Riograndense S.A. (“CMPC”); and (ii) Authorizes the Board of Executive Officers to execute any and all necessary acts to fulfill the terms established herein.

Resolutions: After discussion and analysis of the matters included on the agenda, the following resolutions were passed without reservations and/or qualifications, by the unanimous vote of the members of the Board of Directors:

(i)            Authorizes, in accordance with article 17 of the Company’s By-laws, the sale of forestry assets and real estate properties, located at the State of Rio Grande do Sul to CMPC Celulose Riograndense S.A. (“CMPC”) for a total amount of R$ 615,000,000.00 (six hundred and fifteen million reais) to be paid, in three different installments as follows:

(a)          R$ 488,000,000.00 (four hundred and eighty eight million reais) by the approval of the transaction by the Administrative Council for Economic Defense (“CADE”);

(b)         R$ 122,000,000.00 (one hundred and twenty two million reais) to be deposited, by the time of CADE´s approval, on an escrow account to be opened before a leading financial institution, which will be released upon other applicable governmental approvals and other condition precedent; and

(c)          R$ 5,000,000.00 (five million reais) by the effective assignment of the existing agreements related to the assets and the applicable governmental approvals.

The total amount of the price may be adjusted after the completion of the confirmatory due diligence.

(ii)                                  Authorizes the Board of Executive Officers, through its members or by attorney-in-facts duly designated, in accordance with the Company’s By-laws, to sign all documents and to execute all and any necessary acts to accomplish the resolution above, also, ratifies the document’s signatures and the acts already executed. Additionally, authorizes the negotiation of the best structure to execute the sales of assets mentioned in (i) above, including but not limited to the incorporation of a new company (vehicle) and the execution of a joint venture agreement.

Closure: There being nothing else to address, the meeting was closed, these minutes were drawn up, which read and found to be accurate, was approved and signed by all present. Attendance: José Luciano Duarte Penido (Chairman of the Board of Directors); Alexandre Silva D’Ambrósio; Alexandre Gonçalves Silva; Carlos Augusto Lira Aguiar; Eduardo Rath Fingerl; João Carvalho de Miranda; José Armando de Figueiredo Campos; Julio Cesar Maciel Ramundo; and Raul Calfat; and Claudia Elisete Rockenbach Leal — Secretary.

São Paulo, September 10th 2012.

We hereby certify that this is a true copy of the minutes of the Extraordinary Meeting of the Board of Directors held on September 10th, 2012 recorded at the proper book.

José Luciano Duarte Penido
Chairman

Claudia Elisete Rockenbach Leal
Secretary